EXHIBIT 99.1

Endeavour Silver Files Amended Terronera Technical Report

VANCOUVER, British Columbia, May 31, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces that it has filed an amended technical report titled “NI 43-101 Technical Report of the Feasibility Study of the Terronera Project, Jalisco State Mexico - Amended” dated May 15, 2023, with an effective date of September 9, 2021 in respect of the Company’s Terronera project (the “Amended Terronera Report”). The Amended Terronera Report addresses comments raised by the British Columbia Securities Commission in the course of a pre-filing review conducted by the BCSC at the Company’s request.

The Amended Terronera Report amends the technical report titled “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico” dated October 21, 2021 and effective September 9, 2021 (the “Original Terronera Report”) and contains no material differences to the Original Terronera Report filed on October 25, 2021. A summary of the scientific and technical information contained in the Original Terronera Report can be found in the Company’s news release dated September 9, 2021. Two of the eight qualified persons who had prepared the Original Terronera Report were replaced by two new qualified persons.

A copy of the Amended Terronera Technical Report is available on SEDAR (www.sedar.com) and the Company’s website (www.edrsilver.com), and is prepared in accordance with National Instrument 43-101 Standards for Disclosure for Mineral Projects.

Mr. Dale Mah, P. Geo, Vice President, Corporate Development of Endeavour, is the qualified person who has reviewed and approved the technical information contained in this news release.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing construction of the Terronera project and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

For Further Information, Please Contact:

Galina Meleger, Vice President, Investor Relations
Tel: 604-640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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